SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 13, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosures:  Press Release dated May 13, 2008

Corporate Express NV
For more information:
Media Relations:
+31 (0)20 651 10 19
PRESS RELEASE

Investor Relations:
+31 (0)20 651 10 42
www.cexpgroup.com

CORPORATE EXPRESS REACTION TO STAPLES’ FILING ANNOUNCEMENT

Amsterdam, the Netherlands, 13 May 2008 - Corporate Express NV, one of the world’s leading suppliers of office products, has noted the announcement by Staples, Inc. in which it announces that it has submitted to the Netherlands Authority Financial Markets (Stichting Autoriteit Financiele Markten) a request for approval for an offer memorandum, seeking to acquire Corporate Express for € 8.00 per ordinary share.

Today’s announcement follows an earlier unsolicited proposal at € 7.25 per ordinary share. Corporate Express carefully considered Staples’ first proposal and, having spoken with and listened to Staples management, it continued to believe that the offer price significantly undervalued the company and failed to reflect its prospects.

Corporate Express was notified by Staples of their impending press release and invited them for discussions which they declined. As soon as the formal bid document is made public by Staples, Corporate Express will again carefully consider Staples’ revised proposal. Corporate Express’ combined Boards will be available to engage in a dialogue with Staples and if appropriate will meet with Staples management to allow them to elaborate on the revised proposal.

Commenting Peter Ventress, CEO of Corporate Express said: “I am surprised by Staples’ assertion that we have been unwilling to engage. We have spoken with and listened carefully on a number of occasions to what Staples has said before and have been consistent in our view that their initial proposal significantly undervalued the company and was not in the best interests of our shareholders and other stakeholders. We are willing to have discussions with Staples and clearly this still applies also on the basis of today’s announcement.”

---

Note to editors

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of € 5.6 billion. On October 1, 2007, the new management of Corporate Express announced the outcome of a strategic review designed to fully unlock the potential of the Group and its valuable international market positions, create growth and improve shareholder value. While the Company is aware of current economic conditions, it is confident that it is on track towards achieving its targets of an average annual organic sales growth of at least 6% for its Global Office Products business for the period 2008-2010. The Company expects to generate EBITDA margins of at least 7% from Global Office Products, including overhead costs.

Financial calendar

Publication second quarter results 2008:	Wednesday 6 August 2008

Publication third quarter results 2008:	Wednesday 5 November 2008

Publication fourth quarter results 2008:	Tuesday 10 February 2009

For more information Corporate Express

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42

carl.hoyer@cexpgroup.com

Press / general inquiries: Anneloes Geldermans	Telephone: +31 (0)20 651 10 34

anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2008. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date: May 13, 2008